400 International Parkway • Suite 100 • Heathrow, Florida • (407) 708-5818

February 20, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement No. 333-147340

Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Vein Associates of America, Inc. (the “Company”) hereby applies for the withdrawal of the Registration Statement No. 333-147340 (the “Registration Statement”) and all exhibits thereto effective as of the date first set forth above. The Company no longer intends to proceed with a registered public offering of its common stock at this time. No sales have been made under the Registration Statement.

Very truly yours, VEIN ASSOCIATES OF AMERICA, INC. By: /s/ John Kingsley
Name: John Kingsley Title: Chairman of the Board of Directors